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082-03430



VAApr2010-14

News Release (TSX: VAA)

2010 MAY 25 A 11:46
OFFICE OF INTERNATIONAL CORPORATE FINANCE
SUPPL

VAALDIAM REPORTS 2010 Q1 FINANCIAL RESULTS

TORONTO – May 17, 2010 – Vaaldiam Mining Inc. ('Vaaldiam' or the 'Company') (TSX: VAA) reports that, for the three months ended March 31, 2010, it incurred a net loss of $2,254,000 or $0.04 per share compared to a net loss of $1,647,000 or $0.03 for the same period in 2009.

Vaaldiam ended the quarter with a strong cash position of $15.1 million and working capital of $10.4 million. During the quarter, Vaaldiam sold its 49% interest in the Pukaqaqa property in Peru to the majority partner Compañía Minera Milpo S.A.A. ('Milpo') for US$7 million and completed the previously announced acquisition of Vaaldiam Resources Ltd. ('VRL'). Vaaldiam has significant capital available to fund the advancement of VRL's diamond and gold projects in Brazil. Vaaldiam's strong management team expects to restart production at the Duas Barras property by the third quarter of 2010. Vaaldiam's strategy is to use cash flow from disposing of non-core assets and imminent diamond production to sustain itself and to advance its high-potential diamond and gold properties in Brazil. It is well-positioned to exploit the strengthening market for rough diamonds.

Company Highlights

Acquisition of Vaaldiam Resources Ltd.

On March 15, 2010, Tiomin Resources Inc. ('Tiomin') shareholders overwhelmingly approved the previously announced arrangement agreement whereby Tiomin acquired all of the outstanding common shares of VRL that it did not already own in an all-share transaction on the basis of 0.80 of a Tiomin common share for each VRL common share. Shareholders also approved the name change of Tiomin to Vaaldiam Mining Inc. and a ten-for-one share consolidation. On March 26, 2010, VRL delisted and the merged company commenced trading on the Toronto Stock Exchange as Vaaldiam under the symbol 'VAA'.

Pukaqaqa Project in Peru

On February 19, 2010, the Company sold its 49% contributing equity interest in the Pukaqaqa copper-gold project in Peru to Milpo for US$7,000,000 in cash, received during the quarter. The Company will also receive US$4,000,000 if the project begins commercial production, a second payment of US$4,000,000 one year later and a Net Smelter Return royalty ('NSR'). The NSR is 1% on all mineral production if the quarterly LME copper price averages US$3/lb or less and 2% above US$3/lb. The NSR applies to the existing property package and to any properties subsequently acquired by Milpo within 15 kilometres of the boundaries of the existing property package.

Kwale Project in Kenya

On February 24, 2010 the Company and Base Iron Limited ('BIL') (ASX: BSE) signed a binding Heads of Agreement ('HoA') whereby BIL will acquire the Kwale Mineral Sands Project ('Kwale'), all the intellectual property associated with Vaaldiam's mineral sands projects in Africa and an option to acquire 100% of Tiomin Kenya Limited ('TKL') for $3 million in cash on closing and a cash royalty of 1.5% of all product revenue from Kwale.

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Results of Operations
(Expressed in thousands of Canadian dollars, except share capital amounts)

	Mar. 31, 2010	**Mar. 31, 2009**
Loss before interest, equity loss and amortization	2,550	1,524
Loss before income tax	2,254	1,647
Loss per share	0.04	0.03
Total assets	33,764	58,400
Compensation expense relating to stock options	824	-
Working capital	10,358	17,034
Mineral properties	5,298	9,680
Deferred exploration and development	-	27,046
Share Capital:		
Common shares (000s)	71,388	48,081
Warrants (000s)	9,935	10,338
Options (000s)	4,617	4,357

Cash Flow and Liquidity

As at March 31, 2010, Vaaldiam had a working capital surplus of $10.4 million, compared with $17.0 million at March 31, 2009. For the quarter ended March 31, 2010, Vaaldiam received cash of $7.3 million from the sale of the Company's interest in the Pukaqaqa project in Peru and $10.0 million from the maturity of a short-term investment. Vaaldiam used cash of $2.7 million in operating activities and $0.7 million in the acquisition of VRL, for a net increase in cash of $13.8 million. With the current issues in the financial markets, it is important to note that the Company's treasury investment strategy ensured it was never exposed to asset backed commercial papers or sub-prime mortgages.

The information above should be reviewed in conjunction with the Company's unaudited consolidated financial statements and management discussion and analysis for the three months ended March 31, 2010 that will be available shortly on www.sedar.com and www.vaaldiam.com.

For further information on Vaaldiam please contact:

Frances Kwong, VP finance and CFO (E-Mail: frances.kwong@vaaldiam.com; Phone: 416-363-6927)

Robert Jackson, President and CEO (E-Mail: RJackson@tiomin.com; Phone: 416-363-6927)

Certain of the information contained in this news release constitutes 'forward-looking statements' within the meaning of securities laws. Such forward-looking statements, including but not limited to those with respect to the prices of metals and minerals, purchase payments, royalty payments, estimated future production and estimated costs of future production involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any forecast results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of metals and minerals, the actual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the documents of the Company filed from time to time with the Ontario Securities Commission.

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